

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 24, 2009

By U.S. Mail and Facsimile to: (814) 728-7700

William W. Harvey, Jr.
Executive Vice President, Finance, Chief Financial Officer
Northwest Bancorp, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

> **Re:** **Northwest Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-23817**

Dear Mr. Harvey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us drafts of your proposed revisions to your future filings in response to our comments. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Allowance for Loan Losses, page 10

1.   Noting the significant deterioration of your asset quality ratios, please revise future filings beginning in your next Form 10-Q to provide a more substantive discussion of how management determined its estimate and the adequacy of the allowance at December 31, 2008 and future balance sheet dates. Please provide us with your proposed disclosures. For purposes of providing greater

transparency, clarify how you considered the following trends:

- The allowance for loan losses as a percentage of non-performing loans decreased approximately 34% at December 31, 2008 from December 31, 2007.

- Charge-offs increased approximately 42% at December 31, 2008 from December 31, 2007, while net charge-offs increased approximately 44% over the same period.

- Total loans past due 90 days or more increased approximately 100% at December 31, 2008 from December 31, 2007, while total loans 30 days or more past due increased approximately 54% over the same period.

- The allowance for loan losses as a percentage of loans receivable increased approximately 23% at December 31, 2008 from December 31, 2007.

2.   Please revise future filings and provide us drafts of your proposed disclosures to discuss the specific facts and circumstances resulting in the recognition of approximately 45% of the total 2008 provision for the allowance for loan losses in the fourth quarter, including the conditions in the fourth quarter that where not present at September 30, 2008.

Net Interest Income (including GAAP reconciliation), page 34

3.   We note discussions of net interest income on a taxable-equivalent basis and the reasons you set forth for such a discussion. Please note that MD&A's primary purpose is to discuss the financial condition and results of operations of the company based on its financial statements prepared in accordance with U.S. GAAP. Please revise future filings to provide a discussion of actual GAAP-based net interest income before any discussions of alternative measures so that undue prominence is not afforded the alternative measure.

Financial Statements, beginning on page 45

Note 3) Marketable Securities, page 59

4.   We note the significant amount of corporate issuances that have unrealized losses of 12 months or more and the significance of the total of unrealized losses in this category of available for sale investments. Please tell us and revise future filings to disclose how you considered the duration and severity of these losses in determining that the securities where not other-than-temporarily impaired. In both your response letter and your next Form 10-Q, please provide a table showing the identity of the specific issuers, the carrying amount and the severity of the loss, as well as the credit rating, excess subordination, and priority of your

particular securities in the cash flow waterfall of the underlying assets. Clearly identify which if any of the securities have been downgraded. Discuss the extent of the downgrade and how you considered it as part of your impairment analysis.

Item 11. Executive Compensation, page 99

Annual Cash Incentive, page 13 of Definitive Proxy Statement on Schedule 14A

5.   Please tell us why you have not disclosed the performance targets utilized in determining the annual cash incentive awards for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for return on average assets, return on average equity, return on average tangible equity, growth in earnings per share and retail asset growth that were used as bases for awarding the cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Item 15. Exhibits and Financial Statement Schedules, page 100

6.   We note that the company makes annual cash incentive awards to its named executive officers pursuant to a Management Bonus Plan. Please confirm that the company has filed the Management Bonus Plan in its entirety as an exhibit to the Form 10-K. We note, in particular, that the Management Bonus Guidelines filed as Exhibit 10.7 to the Form 10-K reference a matrix that is not included as part of the exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Closing Comments

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief